Exhibit 99.(a)(18)

Q&A with Nick Holland, CFO of Gold Fields

November 3, 2004

Available at http://www.cantos.com

GOLD FIELDS LIMITED — Gold Fields rejects Harmony’s hostile offer

Can Harmony save R1bn?

Q.

Would the Harmony-Gold Fields merger generate significant cost savings?

A.

Certainly if you look at our operations, we’re already doing a lot of cost saving initiatives and we’ve identified about R700-800m over the next three years that we want to deliver. So we’re already going down the cost curve. You could argue that the R1bn of so-called savings, that it has claimed could be taken out of our costs, could well be achieved. The question, though, is that sustainable? Any kind of cost savings can be done, but are you going to convert 25 and 30 year mines into maybe 10 or 12 year mines as a consequence of these savings? I think that is the thing that has not been clearly spelt out here. Anyone can save any quantum of money they like, but it’s a question of making sure that these operations are sustainable. You have to keep investing in these ore bodies. It’s not a question of just taking value out of it, you have to invest in it too. And we’ve often said that you’ve got to spend a few rand to make a few rand and that’s completely the case with our ore bodies.

Q.

So the cost savings that Harmony are talking about, including shutting down your head office for example, they’re just not realistic?

A.

As I say, you could achieve those savings, but for how long would you keep this operation running. At some point or another you would have to reinvest in terms of skills, in terms of capital expenditure, in terms of further development in ore bodies, which we’ve done a lot of. A lot of people don’t realise that we’ve spent a lot of development to get our ore bodies up to say 20 to 22 months in the case of the bigger shafts. And if you stop doing that, and we’ve seen from history what that means, is that you end up mining yourself into a corner. So you can only do that strategy for a very short period of time. After that it’s going to get back and bite you.

Q.

But doesn’t Harmony have a good record of achieving cost savings internally?

A.

Certainly over the last six or seven years they’ve been very successful in buying assets which are near the end of their lives and regenerating those assets to achieve a further two or three years of life out of them and they’ve done very well on that score. I think the question is whether you can apply that strategy on long life shafts and they certainly don’t have much experience in that field. So to a large extent, this is an unknown area for them. They’ve been more successful, as I say, with assets that are near to the end.

Q.

But Harmony and Gold Fields are two South African mining companies. What is it about the two companies that makes you think they can’t get together? I mean, aren’t they really quite similar?

A.

They’re very different in many respects because first of all Gold Fields has a very significant offshore portfolio of assets that it has built up over the last six years. If you look back, in 1998 Gold Fields had no offshore production at all and was producing about 2.6m ounces of local production. Today, we’ve taken that offshore production up to 1.5m ounces attributable and that’s all quality production that’s producing cash costs around of about $250 an ounce. So we’ve been very successful.

Secondly, as I mentioned earlier, we believe in having few but high quality assets and if you look at all of our local assets, they all have lives of a minimum of 15 years, maximum potential up to 40 years.

So the big difference with us is that Harmony has more marginal assets on the local side, with much lower grade and more importantly, they’ve been unsuccessful in trying to build up any kind of substantial offshore portfolio over the last few years. They have had some forays into Canada and they’ve withdrawn from that. They’ve had some success in Australia and that seemed to fizzle out after a while.

So the model that they have had in South Africa they haven’t really been able to take that and apply that offshore and grow the company. So the companies are radically different in that respect.

Q.

So you’re essentially saying that they haven’t done very well overseas internationally?

A.

They have no track record to speak of.

Q.

But in terms of your future dealings with Harmony, is it a case of never say never? Is the door left ajar in spite of everything you’ve said?

A.

Look, we can never say never say never, but certainly it’s not going to be this offer.

* * *

Important Information for US shareholders

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Forward-looking statements

The materials in this transcript may contain forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in these materials that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in the following materials are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the following materials and Gold Fields’ Annual Report on Form 20-F for the financial year ended June 30, 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the materials in which such statements are contained or to reflect the occurrence of unanticipated events.

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS NOT INTENDED FOR ANYONE IN AUSTRALIA, CANADA, JAPAN AND THE REPUBLIC OF IRELAND